Exhibit 99.1

Trina Solar Announces First Quarter 2014 Results

CHANGZHOU, China, May 21, 2014 — Trina Solar Limited (NYSE:  TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the first quarter of 2014.

First Quarter 2014 Financial and Operating Highlights

•                  Solar module shipments were 558.0 MW during the first quarter of 2014, compared to 770.1 MW in the fourth quarter of 2013

•                  Net revenues were $444.8 million, a decrease of 15.4% from the fourth quarter of 2013

•                  Cost of revenues was $353.3 million, a decrease of 20.9% from the fourth quarter of 2013

•                  Gross profit was $91.5 million, an increase of 15.7% from the fourth quarter of 2013

•                  Gross margin was 20.6%, compared to 15.1% in the fourth quarter of 2013

•                  Operating income was $38.2 million, an increase of 93.1% from the fourth quarter of 2013

•                  Operating margin was 8.6%, compared to 3.8% in the fourth quarter of 2013

•                  Net income was $26.5 million, an increase of 73.5% from the fourth quarter of 2013

•                  Earnings per fully diluted American Depositary Share (“ADS” and each ADS represents 50 of the Company’s ordinary shares) was $0.37, compared to $0.21 in the fourth quarter of 2013

Mr. Jifan Gao, Chairman and Chief Executive Officer of Trina Solar commented, “I am pleased to report that we delivered another set of solid results despite some headwinds in the first quarter. We remain focused on maintaining profitable growth as opposed to pursuing volume growth alone. By employing this strategy, we increased our gross margin to 20.6% this quarter, a significant improvement from the previous quarter’s 15.1%. This improvement underpinned a net income increase of 73.5% quarter-over-quarter. Trina continues to see the positive impact of our focus on efficient operations, controlled business expansion and disciplined financial management.

“We have made further progress adjusting our sales mix to achieve relatively stable ASP in spite of the general downward trend in prices. This is critical to our sustainable growth and long-term profitability. In this quarter, our shipments to high ASP regions, such as Japan, grew significantly, accounting for 30% of our total external shipments. We have also further penetrated into new and emerging markets by leveraging our strong on-the-ground sales networks and our industry-leading technology to deliver high quality solar solutions tailored for each region.

“We are conscious of the importance of balancing the pace of our growth with our commitment to developing superior products if we are to maintain long-term success. Given the highly competitive nature of the global market, it is essential for us to focus on what are the critical drivers for future growth. Innovation, product development and the pursuit of superior quality remain the cornerstones of our business. In the first quarter we made excellent progress in improving module power output and the quality of our self-produced PV cells and modules. Investing in product innovation will remain key throughout 2014 as we strive to maintain our position at the forefront of technological innovation in the global solar industry.

“We are also progressing well in our downstream business. In the first quarter, we successfully completed the sale of our 50 MW power plant in Wuwei, Gansu province. Further, we have started construction of several projects in China. We believe that we are well on track to achieve our target of developing 400 MW to 500 MW of downstream PV projects in 2014. Looking ahead, we are optimistic about global demand for our products and are confident that we will be able to realize our 2014 module shipment target of 3.6 GW to 3.8 GW. We believe the synergies between module sales and our solar project development business will generate both capital gains and ongoing revenues from stable power generation.”

First Quarter 2014 Results

Net Revenues

Net revenues in the first quarter of 2014 were $444.8 million, a decrease of 15.4% sequentially and an increase of 70.9% year-over-year. Total shipments were 558.0 MW, of which 23.8 MW were shipped to the Company’s own downstream power plants in the UK, compared to total shipments of 770.1 MW in the fourth quarter of 2013 and 392.6 MW in the first quarter of 2013. Revenues were not recognized for 23.8 MW of internal shipments as required by U.S. GAAP regulations. The sequential decrease in revenues and shipments was primarily due to a seasonal slowdown in demand in China and the previously noted decreased shipments to the EU as a result of uncertainty in the minimum pricing agreement between the PRC and the EU. The year-over-year increase in shipments and revenues was driven largely by rising shipment volumes due to growing demand from key geographical regions, particularly China, Japan and the U.S.

Gross Profit and Margin

Gross profit in the first quarter of 2014 was $91.5 million, as compared to $79.1 million in the fourth quarter of 2013 and $4.4 million in the first quarter of 2013.

Gross margin was 20.6% in the first quarter of 2014, compared to 15.1% in the fourth quarter of 2013 and 1.7% in the first quarter of 2013. The sequential increase was primarily due to an increase in ASP attributable to greater sales to relatively higher priced markets, particularly Japan, as well as continued efforts in cost control. The year-over-year increase in gross margin was primarily due to the increase in ASP and decrease in costs on a per watt basis. The sale of our 50 MW downstream project in Wuwei also contributed to the sequential and year-over-year increase in gross margin.

Operating Expense, Income (Loss) and Margin

Operating expenses in the first quarter of 2014 were $53.3 million, a decrease of 10.2% sequentially and an increase of 19.7% year-over-year. The sequential decrease was primarily due to a decrease in selling expenses, particularly lower shipping and warranty expenses, as a result of lower shipment volumes as well as decreased R&D expenses. The Company’s operating expenses represented 12.0% of first quarter net revenues, an increase from 11.3% sequentially and a decrease from 17.1% during the first quarter of 2013. Operating expenses included an accounts receivable provision of $1.2 million in the first quarter of 2014, compared to a reversal of accounts receivable provisions of $9.5 million in the fourth quarter of 2013 and a reversal of account receivable provisions of $11.1 million in the first quarter of 2013.

As a result, operating income in the first quarter of 2014 was $38.2 million, compared to $19.8 million in the fourth quarter of 2013 and an operating loss of $40.1 million in the first quarter of 2013. Operating margin was 8.6% in the first quarter of 2014, compared to 3.8% in the fourth quarter of 2013 and negative 15.4% in the first quarter of 2013.

Net Interest Expense

Net interest expense in the first quarter of 2014 was $8.7 million, compared to $8.2 million in the fourth quarter of 2013 and $13.2 million in the first quarter of 2013. The sequential increase in net interest expense was primarily due to an increase in short-term interest rates and long-term interest rates for the renewal of certain financing arrangements.

Foreign Currency Exchange Gain (Loss)

The Company had a foreign currency exchange gain of $0.8 million in the first quarter of 2014, which included a loss in the fair value of derivative instruments, compared to a net gain of $1.8 million in the fourth quarter of 2013 and a net loss of $19.0 million in the first quarter of 2013.

Income Tax Expense (Benefit)

Income tax expense was $6.4 million in the first quarter of 2014, compared to an income tax benefit of $1.1 million in the fourth quarter of 2013 and an income tax benefit of $6.1 million in the first quarter of 2013.

Net Income (Loss) and Earnings (Loss) per ADS

Consequently, net income was $26.5 million in the first quarter of 2014, compared to $15.3 million in the fourth quarter of 2013 and a net loss of $63.7 million in the first quarter of 2013.

Net margin was 6.0% in the first quarter of 2014, compared to 2.9% in the fourth quarter of 2013 and negative 24.5% in the first quarter of 2013.

Earnings per fully diluted ADS were $0.37 in the first quarter of 2014 compared to $0.21 in the fourth quarter of 2013 and loss per fully diluted ADS of $0.90 in the first quarter of 2013.

Financial Condition

As of March 31, 2014, the Company had $577.7 million in cash and cash equivalents and restricted cash. Total bank borrowings were $982.5 million, of which $877.1 million were short-term borrowings.

Accounts receivable, net of the allowance for doubtful accounts, at the end of the first quarter of 2014 were $347.4 million, compared to $435.1 million at the end of the fourth quarter of 2013.

As of March 31, 2014, the Company’s working capital balance was $23.8 million, compared with negative $18.8 million as of December 31, 2013.

Shareholders’ equity was $848.0 million as of March 31, 2014, an increase from $822.2 million at the end of the fourth quarter of 2013.

Project Development

Projects in China

In the first quarter of 2014, Trina Solar successfully sold its 50 MW solar power plant in Wuwei, Gansu Province to Huadian Fuxin Energy Corporation. This transaction represented a significant milestone for Trina Solar, as it showcased the Company’s ability to develop large-scale downstream projects across a complete project cycle. In addition, Trina Solar completed China’s first residential solar roof-top village in Jiangsu Province. This provides a solid foundation for further expansion into the Distributed Generation (DG) business segment.

Following the successful completion of our 50 MW solar project in 2013, this being the initial phase of our planned Wuwei solar project, we started construction of an additional 100 MW solar power plant in Wuwei. This marks phase two of the Wuwei project and is expected to connect to the grid in the second half of 2014.

The Company also will commence construction of a 90 MW solar power plant in Toksun, Turpan Prefecture in Xinjiang in June of 2014. This marks the first phase of construction under the four-year investment framework agreement signed with the local government of Turpan Prefecture in December 2013. Under the agreement, solar power plants with a total capacity of 1 GW are scheduled to be built in multiple phases.

International Projects

In the first quarter, the Company completed two PV power plants with a total capacity of 23.8 MW in the UK and further announced grid connection in April. The Company is currently engaged in developing additional projects in Europe and other regions.

In the first quarter, the Company received a loan of €17.0 million from the China Development Bank to fund 16 MW of utility-scale solar power projects in Greece.

In Japan and the UK, we have signed strategic agreements with local partners to efficiently access project resources and obtain required certifications. The Company is evaluating the project pipelines supplied by both partners and expects the majority of these projects to come online in the second half of 2014.

Trina Solar continues to search for project opportunities inside and outside of China. As the Company evaluates risk factors related to new solar power projects, it will continue to carefully consider a number of factors including location, local policies and regulatory environment, the availability of funding for both the Company and prospective purchasers, and the potential internal rate of return. The commencement of a project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as the attainment of certain project rights, including land use rights and the right to construct manufacturing facilities in the relevant locations.

Operations and Business Development and Outlook

2014 Manufacturing Capacity

As of March 31, 2014, the Company had annualized in-house ingot and wafer production capacity of 2.0 GW and 1.6 GW respectively, and PV cell and module capacity of approximately 2.5 GW and 3.0 GW, respectively.

The Company expects that as of December 31, 2014, it will have annualized in-house ingot production capacity of 2.2 GW, wafer capacity of 1.7 GW, PV cell capacity of approximately 3.0 GW, and module capacity of approximately 3.8 GW. For capacity expansion, management reviews various factors especially the overall market demand, leverage quality and outsourcing as needed.

Cell and Module Technology Update

In collaboration with the Australian National University, the Company developed a high-performance Interdigitated Back Contact (IBC) solar cell in 2013, which reached an independently confirmed record efficiency of 24.4%. In the first quarter of 2014, researchers at Trina Solar’s State Key Laboratory of PV Science and Technology continued to develop a low-cost industrial version of the advanced IBC cell and the pilot-line of IBC cells is currently under development. The industrial pilot production of IBC cells is planned to commence towards the end of 2014.

The Company also continued its research on silicon-based Heterojunction (HJ) cells, undertaken in collaboration with the Shanghai Institute of Microsystems and Information (Chinese Academy of Science), and achieved efficiencies of greater than 21%. The research into HJ technology will focus on improving cell efficiency and developing the HJ module assembly process.

In the first quarter of 2014, the State Key Laboratory developed a high-efficiency Honey Ultra monocrystalline silicon module that reached a new efficiency record of 326.3 W, which was independently certified by TUV Rheinland, a leading independent certification institution. This result sets a new world record for p-type monocrystalline silicon modules. The monocrystalline silicon module, is fabricated with a technology developed at the State Key lab of PV Science and Technology and is currently in pilot production. Honey Ultra marks the second generation of Trina Solar’s Honey module technology. This new high-efficiency record significantly improves upon the previous milestone of 284.7 W attained by Trina Solar’s first generation of Honey modules in 2012.

Trina Solar’s frameless double glass module (PDG5) is the first PV module in Asia to receive the new International Electrotechnical Commission (IEC) 61730-2 standard certification with Class A Fire Safety from TUV Rheinland. TUV Rheinland’s testing rated the PDG5 dual glass module to the highest level of fire resistance and is among the most durable modules currently on the market. This provides an improved product for solar energy utilities located in harsh climate conditions.

For the remainder of 2014, Trina Solar will continue to work on developing new PV modules adapted for particular climates, as well as smarter PV products for better safety and better energy production to reduce the Levelized Cost of Electricity (LCOE).

Second Quarter and Fiscal Year 2014 Guidance

In the second quarter of 2014 the Company expects to ship between 950 MW and 1,010 MW of PV modules, of which 150 MW to 170 MW will be shipped to its downstream PV projects. Revenues will not be recognized for the modules shipped to its own developed projects as required by U.S. GAAP regulations.

The Company expects that polysilicon prices will remain relatively stable with upward pressure. This will adversely impact its gross margin. The Company will continue to work diligently to reduce its in-house manufacturing costs to mitigate any adverse impact to its gross margin. The Company expects its blended gross margin for the second quarter of 2014 will be in the mid-teens in percentage terms. Such guidance is based on the exchange rate between the Euro and the U.S. dollar as of May 21, 2014.

The Company reiterates its 2014 guidance of total PV module shipments between 3.6 GW and 3.8 GW, of which 400 MW to 500 MW of PV modules will be shipped to the Company’s own downstream projects. Revenues will not be recognized for the modules shipped to its own projects as required by U.S. GAAP regulations. The Company maintains its guidance of completed downstream PV projects of between 400 MW and 500 MW for the year of 2014.

Conference Call

The Company will host a conference call on Wednesday, May 21, 2014 at 8:00 a.m. U.S. Eastern Daylight Time (EDT) (8:00 p.m. Beijing / Hong Kong, May 21, 2014), to discuss results for the first quarter 2014.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, Zhiguo Zhu, Module Business Unit President, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time +1(800)884-2382. International callers should dial +1(660)422-4933. The conference ID for the call is 4247-7373.

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. EDT on May 21st, 2014 through 11:59 p.m. EDT on June 9th, 2014. To access the replay, please dial +1(855)859-2056, international callers should dial +1(404)537-3406, and enter the conference ID 4247-7373.

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-shaping position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Brunswick Group
Teresa Tan, CFO	Ilse Schache
Phone: + (86) 519-8517-6823 (Changzhou)	Email: trina@brunswickgroup.com
Phone: + (86) 10-5960-8600 (Beijing)\

Yvonne Young
Head of Investor Relations
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Mar. 31, 2014	Dec. 31, 2013	Mar. 31, 2013
Net revenues	$444,811	$525,638	$260,222
Cost of revenues	353,298	446,517	255,798
Gross profit	91,513	79,121	4,424
Operating expenses
Selling expenses	24,186	33,566	24,468
General and administrative expenses	24,308	19,741	14,547
Research and development expenses	4,774	6,007	5,475
Total operating expenses	53,268	59,314	44,490
Operating income (loss)	38,245	19,807	(40,066)
Foreign exchange gain (loss)	1,576	1,064	(20,063)
Interest expenses	(9,139)	(8,975)	(14,608)
Interest income	460	770	1,387
(Loss) gain on change in fair value of derivative	(815)	729	1,079
Other income, net	2,557	729	2,445
Income (loss) before income taxes	32,884	14,124	(69,826)
Income tax (expense) benefit	(6,411)	1,134	6,085
Net income (loss)	26,473	15,258	(63,741)
Loss attributable to the noncontrolling interests	35	206	—
Net income (loss) attributable to Trina Solar Limited	$26,508	$15,464	$(63,741)
Earnings (loss) per ADS*
Basic	$0.37	$0.22	$(0.90)
Diluted	$0.37	$0.21	$(0.90)
Weighted average ADS outstanding*
Basic	71,180,980	71,064,192	70,804,960
Diluted	72,562,435	72,526,455	70,804,960

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2014	2013	2013
Net income (loss)	$26,473	$15,258	$(63,741)
Other comprehensive (loss) income:
Foreign currency translation adjustments	(2,292)	2,856	4,534
Comprehensive income (loss)	24,181	18,114	(59,207)
Comprehensive loss attributable to non-controlling interests	112	207	—
Comprehensive income (loss) attributable to Trina Solar Limited	24,293	18,321	(59,207)

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Mar. 31,	Dec. 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$463,511	$486,686
Restricted cash	114,190	74,720
Inventories	426,683	244,532
Project assets, current portion	39,640	73,305
Accounts receivable, net	347,439	435,092
Current portion of advances to suppliers, net	63,911	68,253
Prepaid expenses and other current assets, net	117,576	139,113
Total current assets	1,572,950	1,521,701
Property, plant and equipment, net	898,197	889,752
Project assets, net of current portion	5,730	6,097
Land use rights, net	48,821	43,287
Advances to suppliers, net of current portion	39,966	41,908
Investment in equity affiliates	11,770	11,770
Deferred income tax assets, net	46,343	50,901
Other noncurrent assets	1,223	1,813
TOTAL ASSETS	$2,625,000	$2,567,229

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	$877,138	$935,590
Accounts payable	536,862	476,533
Accrued expenses and other current liabilities	135,186	128,420
Total current liabilities	1,549,186	1,540,543
Long-term bank borrowings, excluding current portion	105,405	100,502
Accrued warranty costs	85,079	81,743
Other noncurrent liabilities	20,945	21,962
Total liabilities	1,760,615	1,744,750

Ordinary shares	36	36
Additional paid-in capital	664,922	663,388
Retained earnings	169,877	143,369
Accumulated other comprehensive income	13,189	15,403
Total Trina Solar Limited shareholders’ equity	848,024	822,196
Non-controlling interests	16,361	283
Total equity	864,385	822,479
TOTAL LIABILITIES AND EQUITY	$2,625,000	$2,567,229